Bigfoot Project Investments, Inc.

570 El Camino Real NR-150

Redwood City, CA 94063

December 5, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Registration Statement on Form S-1

Filed August 29, 2014

File No. 333-186706

Dear Loan Lauren P. Nguyen:

We are in receipt of the response dated September 25, 2014 and are responding to each item in turn.

Prospectus Cover Page

1.

We note your response to our prior comment 7 and reissue. Please substantially revise the table included on this page to better reflect the per share information under the related column headings. We note that the information disclosed under the columns do not reflect the related column headings. Also disclose the offering price per share for the new shares and include a clarifying footnote to state that the selling shareholder shares will be sold at a fixed price for the duration of the offering.

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

New Issue Common stock	30,000,000	$.10	$3,000,000	$409.20

(1) Estimated solely for purposed of calculating the registration fee under Rule 457(a).

(2) This is the initial offering and no current trading market exists for our common stock. The price paid for the currently issued and outstanding common stock was $0.001 per share.

Prospectus Summary, page 5

2.

We note your response to our prior comment 1, but we find it unresponsive. Please substantially revise the summary so that it accurately presents your current business as of the time of effectiveness. Please clarify whether you will focus on the production of Bigfoot movies and/or search expeditions. Also include your estimate of the financial requirements needed to reach your plan and discuss your plans for raising the money.

Bigfoot Project Investments Inc. acquired assets of Searching for Bigfoot Inc. in an asset transfer agreement. The agreement contains the customary warranties and representations. After the closing of the transfer agreement, the business and operations of Searching for Bigfoot, Inc. were the business and operations of the issuer.

We are a development stage company who has, over the past year, developed nine DVD Movies; eight have been completed for distribution, and one is currently in the final stages of completion for distribution. We have established a contract with a Media Marketing Distribution Company (The Bosko Group), who has contracted six of the nine DVD movies to Channel Sources (a major DVD distributor) and Gravitas Ventures (a major VOD Distributor). We have minimal assets, and have incurred losses since inception. We are a development stage company with only minimal revenues to date: we have minimal assets, and have incurred losses since inception.

Bigfoot Project Investments Inc. plans to establish itself as the most reliable and dependable source for materials including documentaries, physical evidence, and eye witness accounts for the purpose of documenting the evidence of the existence of Bigfoot. Our major source of revenue will be the sale of documentaries and specials that follow our progress. We have found that there is a market for these films and have started selling them on a semi-regular basis. In addition to the film sales we plan on having expeditions to locations where there have been multiple eye witness accounts as well as periodic exhibitions of the physical evidence that has been accumulated. We plan on focusing our efforts on expeditions to locations that have had multiple eye witness reports to maximize the chances of locating the creature and producing films that will be marketable to the public.

Our current burn rate is approximately $25,000 per year. Or current revenue rate is $1,000 per year. The company currently has less than $100 in cash on hand. We estimate we will require a minimum of $300,000 to provide sufficient capital to fully develop our business plan.  The amount of funds necessary may not be fully obtained from the offering cannot be predicted with any certainty and may exceed any estimates we set forth.

The implied aggregate price of our common stock based on the offering price of $0.10 and assuming all newly offered shares are sold is $ 3,000,000 . In the event that the company is unable to raise funding from the maximum of 30,000,000 shares to be sold by the company the growth rate of the Company will be severely retarded. The minimum offering must be achieved prior to any director or officer sales.

Our total stockholders’ equity (deficit) as of the latest balance sheet date is $(538,019).

3.

We note your response to our prior comment 8 and reissue. As these materials appear to be your main assets, please revise the summary to briefly disclose the details of your acquisition of Searching for Bigfoot, Inc. and the related assets. Also briefly describe the assets that you currently possess.

In January 2013, Bigfoot Project Investments, Inc. acquired all the assets of Searching for Bigfoot, Inc. Since the majority shareholder of Searching for Bigfoot, Inc. is also the majority shareholder in Bigfoot Project Investments, Inc. the asset acquisition was treated as a related party transaction and was not considered an arm’s length transaction under Generally Accepted Accounting Principles.

The assets acquired were transferred over at the existing book value listed on the balance sheet of Searching for Bigfoot, Inc. at the time of transfer. The transfer agreement called for the issuance of 4,400,000 shares of common stock which were valued at $.10 per share and the issuance of a promissory note in the amount of $484,029. The Company recorded a deemed distribution related to this transaction in the amount of $924,029.

As part of the asset transfer agreement Bigfoot Project Investments, Inc. received the following assets:

Footprint cast of Bigfoot – 73 original casts

Photographs of Dead Creature from Strickler, Arkansas 1994 Dear Creature Incident

109-inch Skeleton

Various Media Artifacts – Video TV News Media – 52 news stories

Contract to sell Dinosaur fossil – most recent estimate by Paleontologist $1.2 million dollars

Rubber suit from 2008 hoax

Various DNA samples – Hair, and nails

License to use 6 dinosaur displays

Exclusive rights to the Bigfoot Website

Bigfoot Live Radio Show

Bigfoot Live Radio Show Website

360 hours of raw footage from expeditions for movie development

Various DVD Movies and Documentary film projects

Exclusive rights to all current contracts negotiated under Searching For Bigfoot, Inc.

The above list is a complete list of the fixed assets for Bigfoot Project Investments, Inc.

4.

We note your response to our prior comment 9, but we are unable to locate the added disclosure in the prospectus summary. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly “burn rate,” pre and post-offering, and the month you will run out of funds without additional capital.

Our current burn rate is approximately $25,000 per year. Or current revenue rate is $1,000 per year. The company currently has less than $100 in cash on hand. We estimate we will require a minimum of $500,000 to provide sufficient capital to fully develop our business plan.  The amount of funds necessary may not be fully obtained from the offering cannot be predicted with any certainty and may exceed any estimates we set forth.

We anticipate our burn rate will increase to $50,000 to $100,000 per year as we locate sites for expeditions and develop documentaries from those expeditions. We further expect our revenue rate to increase as the availability of our media increases in the market place and we offer exhibitions.

The current shareholders have pledged funds to meet the current needs until the offering is accepted.

5.

We note your response to our prior comment 11; however, the revision to combine your disclosure of your total stockholders’ deficit in the same paragraph as your implied aggregate price of common stock as stated in your response was not made. Please revise.

See response #2

Risk Factors, page 8

6.

We note your response to our prior comment 14 and reissue. Please include a risk factor to disclose that your Chief Executive Officer, a selling shareholder, owns the majority of your outstanding common stock and describe the attendant risks.

Our controlling stockholder has significant influence over the Company.

As of August 15, 2014, T. Carmine Biscardi, owns 60.67% of the outstanding common stock.  As a result, Mr. Biscardi currently possesses and will continue to retain significant influence over our affairs.  His stock ownership and relationships with members of our board of directors, may have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially and adversely affect the market price of our common stock.

Minority shareholders of Bigfoot Project Investments, Inc. will be unable to affect the outcome of stockholder voting as long as Mr. Biscardi retains a controlling interest.

7.

We note your response to our prior comment 15 and reissue. There appears to be a risk factor heading but no discussion at the bottom of page 12.

Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next 12 months. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business. As such we may have to cease operations and you could lose your investment.

We lack an operating history and have losses, page 8

8.

We note your response to our prior comment 18, but we are unable to locate the added disclosure in this risk factor. Please disclose your monthly “burn rate,” the month you will run out of funds without the addition of capital and an estimate of the amount of funds needed to accomplish your business goals. Please quantify the amount of losses you may incur given your expected burn rate.

We anticipate our burn rate will increase to $50,000 to $100,000 per year as we locate sites for expeditions and develop documentaries from those expeditions. We further expect our revenue rate to increase as the availability of our media increases in the market place and we offer exhibitions.

The current shareholders have pledged funds to meet the current needs until the offering is accepted.

Being reporting under the Exchange Act, page 10

9.

We note your response to our prior comment 19. Please quantify here the anticipated costs of being a public company in this risk factor.

We require minimum funding of approximately $50,000 to conduct our proposed operations for a period of one year. If we are not able to raise this amount, or if we experience a shortage of funds prior to funding we may utilize funds from our officers and directors who have informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses.  However, they have no formal commitment, arrangement or legal obligation to advance or loan funds to the company. After one year we may need additional financing.

Our business plan allows for the estimated $12,300 cost of this Registration Statement to be paid from our cash on hand.  As of August 15, 2014 we currently have less than $100 cash on hand.  Should the Company experience a shortfall in paying the registration statement costs, our officers have indicated they will loan funds to cover these offering expenses.  There is no formal agreement in place.  Going forward, the Company will have ongoing SEC compliance and reporting obligations, estimated as approximately $15,000 annually.  Such ongoing obligations will require the Company to expend additional amounts on compliance, legal and auditing costs.  In order for us to remain in compliance, we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources.  If we are unable to generate sufficient revenues to remain in compliance, it may be difficult for you to resell any shares you may purchase, if at all.

Use of Proceeds, page 13

10.

We note your response to our prior comment 20 and reissue in part. The table added does not appear to be responsive. Please indicate the order of priority for the four uses of proceeds you listed (production and buildout costs, internet, marketing and advertising, and legal and accounting) if you only sell the minimum amount of shares and discuss your plans if less than the maximum proceeds are obtained.

The following table details the Company's intended use of proceeds from this Offering, for the first twelve (12) months after successful completion of the Offering.  None of the expenditures itemized are listed in any particular order of priority or importance.

Expenditure Item	100%	75%	50%	10%
Bosko DVD Costs	132,600.00	99,450.00	66,300.00	27,200.00
SFBI Expedition Projects	113,805.00	85,354.00	56,903.00	37,935.00
Legal and Accounting	75,000.00	75,000.00	75,000.00	75,000.00
Bigfoot 3D Movie Project	400,000.00	350,000.00	200,000.00
Bigfoot Project Investments, Inc. New Movies	600,000.00	400,000.00	300,000.00
Distribution Contracts DVD/VOD Projects	700,000.00	525,000.00	350,000.00	125,000.00
Advertising/PR Campaign for DVD/VOD Movies	500,000.00	350,000.00	200,000.00
Bigfoot Project Investments, Inc. Operating Expenses	75,000.00	65,000.00	50,000.00	23,865.00
Contingencies Less than 4%	103,595.00	75,196.00	51,797.00	11,000.00

Total Investment Capital	$2,700,000.00	$2,025,000.00	$1,350,000.00	$300,000.00

11.

Please explain what “contingency less than 4%” means in the table.

Contingencies Less than 4%: Pertains to the funds allocated to general working capital for expenses that occurred but have not been specifically identified.

List of Selling Shareholders, page 17

12.

We note your response to our prior comment 21 and reissue. It does not appear that the number of shares listed in this table add up to the total. Please revise.

There are no existing shareholders selling their stock in this offering

13.

We note your response to our prior comment 22 and reissue. The share ownership reflected in this table for Messrs, Biscardi, Fletcher, Kazubowski, Biscardi Jr., and Mrs. Goth does not match the share ownership shown for them in the beneficial ownership table on page 27 or the recent sales of unregistered securities section on page II-1. Please revise or advise.

Revised

Business, page 19

14.

We note your response to our prior comment 32, but we find it unresponsive. Please revise this section so that it provides a better sense of what your company and its products are. Please revise to disclose your current stage of development and discuss how you plan to generate revenues with your products. In this regard, please explain whether you will purchase films, produce and then distribute such films. Please also explain the purpose of the collection of artifacts and whether they will be used in future movies of will they be sold as another part of your business.

Revised

15.

We note your response to our prior comment 25 and reissue in part. There are references in this section to agreements with companies such as The Bosko Group, Channel Sources, Lions Gate Entertainment and Gravitas Ventures VOD. Please tell us whether any of these contracts is material to you, and if so, please file a copy as a material contract.

16.

We note your disclosure on page 23 and elsewhere in the prospectus that Channel Sources has an agreement in place with The Bosko Group listing certain retail partners. If you are not a party to this agreement, please remove disclosure concerning this agreement or explain why it is relevant to you.

Disclosure removed

Current Entertainment Market Trends, page 20

17.

We note your response to our prior comment 28, but we are unable to locate the revised disclosure. Significant portions of your disclosure in this section describe the entertainment market trends. Please revise to explain how these trends will affect your business.

Revised

18.

We note your response to our prior comment 29, but we are unable to locate some of the added disclosure. We note numerous claims and projections in this section such as how it is expected that consumers will adopt the high definition format. Please revise to substantiate the claims or clarify that such statements are the beliefs of management.

It is management’s belief that making our films available in this format will allow us to maximize our product selling potential.

New Development Markets (Foreign Distribution), page 26

19.

We note your response to our prior comment 30, but the revised disclosure does not properly address the comment. Please revise to clarify that the “obvious worldwide appeal of Searching for Bigfoot Inc. films” is the belief of management.

Revised

Management’s Discussion and Analysis, page 31

Liquidity and Capital Resources, page 38

20.

We note your response to our prior comment 33 and reissue. Please disclose the date and amount of the loan from Mrs. Goth in this section.

In the year ending July 31, 2014, Mrs. Goth advanced the company $9,000 the loan bears no interest and is due on demand.

21.

We note that your promissory note of $484,029 is due in January 2015. Please discuss this liability in your liquidity discussion including your plans for repayment (source of funds, etc.) as well the terms for defaulting on repayment. Also explain to us why you classified it as a long term liability in the balance sheet as of April 30, 2014.

Added, Liability reclassified as short term

Securities ownership of Certain Beneficial Owners and Management, page 39

22.

We note your response to our prior comment 35 and reissue in part. Please disclose the amount of securities held by your directors and executive officers as a group and note the number of individuals in that group. Refer to Item 403 of Regulation S-K.

Revised

23.

We note your response to our prior comment 36 and reissue. Please reconcile the shares ownership of Messrs, Kazubowski, Fletcher, and Biscardi Jr. reflected in the table with the information on pages 17 and II-1 and revise.

Revised

24.

We note your response to our prior comment 37 and reissue. The share ownership reflected in this table for Mr. Biscardi and Mrs. Goth does not match the share ownership shown for them in the selling shareholders table on page 17. Please revise.

Revised

Management, page 40

25.

We note your response to our prior comment 39 and reissue in part. Please revise the disclosure concerning the specific experience, qualifications, attributes or skills of Messrs, Fletcher, Kelada, Kazubowski, and Marlette to state that these qualifications attributes or skills are what led the board of directors to conclude that these individuals should serve on the board.

Revised

Compensation of Non-Employee Directors, page 43

26.

We note your disclosure that you intend to identity qualified members to serve on the Board of Directors and develop a compensation package for directors during 2012. Please update this disclosure.

Revised

Certain Relationships and Related Transactions, page 35

27.

We note your response to our prior comment 40 and reissue. Please specify which officers and directors were issued shares in the December 1, 2011 offering in this section, and disclose who the related party is to whom you issued 200,000 shares on March 15, 2012 and what their relationship is to you.

Revised

Report of Independent Registered Public Accounting Firm, page F-9 and F-20

28.

Your company name in the audit report should match the company name exactly as provided in your articles of incorporation. Please revise.

Revised

Interim Financial Statements

Note 1: Summary of Significant Accounting Policies, page F-8

Revenue Recognition

29.

We note your response to our prior comment 44. Your revenue recognition policy has not been revised. We therefore reissue our comment. Please tell us and expand your policy to disclose the types of services and service arrangements referenced in your policy, See ASC 605.

Revised

Note 10: Restatement, page F-13

30.

Please revise to label your July 31, 2012 financial statements as restated.

Revised

Financial Statements

31.

Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Updated

Recent Sales of Unregistered Securities, page II-1

32.

We note your response to our prior comment 41 and reissue. The number of shares listed in this table owned by directors Biscardi, Goth, Fletcher, Kazubowski, and Biscardi Jr. do not match the number of shares for them in the selling shareholders table on page 17. The numbers for Messrs, Fletcher, Kazubowski and Biscardi Jr. in this table also do not match the numbers shown for them in the beneficial ownership table on page 27. Please reconcile or advise.

None of the shareholders are selling their shares the list has been updated to reflect accurate information

Exhibit 5.1

33.

We note your response to our prior comment 46, but it does not appear that a revised opinion has been filed. Please revise the reference to the Certificate of Incorporation in the opinion to the Articles of Incorporation. The opinion also states that 26 individuals shareholders are the selling shareholders yet there are only 11 selling shareholders listed in the prospectus. Please revise and file the revised opinion.

Included

Very truly yours,

/s/ Richard L. Fletcher

Richard Fletcher

President

Bigfoot Project Investments, Inc.